# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIFECORE BIOMEDICAL, INC. \DE\, CIK 0001005286
CUSIP: 514766104
Title of class of securities: Common
Address of issuer's principal executive offices: 3515 LYMAN BOULEVARD, CHASKA, Minnesota (MN), 55318
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002011962

## Reporting persons
- LW CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); member of a group; sole voting power 544,294; shared voting power 1,033,903; sole dispositive power 544,294; shared dispositive power 1,033,903; aggregate amount beneficially owned 1,578,197 (5.2% of the class)
- Laughing Water Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 529,234; sole dispositive power 0; shared dispositive power 529,234; aggregate amount beneficially owned 529,234 (1.7% of the class)
- Laughing Water Capital II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 504,669; sole dispositive power 0; shared dispositive power 504,669; aggregate amount beneficially owned 504,669 (1.7% of the class)

## Item 1. Issuer
Name of issuer: LIFECORE BIOMEDICAL, INC. \DE\
Address of issuer's principal executive offices: 3515 LYMAN BOULEVARD, CHASKA, MINNESOTA, 55318

## Item 2. Person Filing
Name of person filing: LW Capital Management, LLC
Address of principal business office or, if none, residence: 41B North Village Road, Rockville Centre, NY 11570
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,578,197
Percent of class: 5.20
Sole power to vote or to direct the vote: 544,294
Shared power to vote or to direct the vote: 1,033,903
Sole power to dispose or to direct the disposition: 544,294
Shared power to dispose or to direct the disposition: 1,033,903

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the discretionary investment manager of Laughing Water Capital, LP (LWC) and Laughing Water Capital Fund II, LP (LWC2), LW Capital Management, LLC (LWCM) has power to direct the voting and disposition of shares held by LWC and LWC2 LP's.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item(s) 2(a), 2(b), 2(c), 2(d) of Ownership Group - Laughing Water Capital, LP (LWC) and Laughing Water Capital Fund II, LP (LWC2), LW Capital Management, LLC (LWCM

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LW CAPITAL MANAGEMENT, LLC: /s/ Matthew J. Sweeney, Manager & Chief Compliance Officer (02/14/2024)
- Laughing Water Capital, LP: /s/ Matthew J. Sweeney, Manager & Chief Compliance Officer (02/14/2024)
- Laughing Water Capital II, LP: /s/ Matthew J. Sweeney, Manager & Chief Compliance Officer (02/14/2024)